SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            FOR THE MONTH OF OCTOBER
                                      2003



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


                       (Indicate by check mark whether the
                      registrant files or will file annual
                    reports under cover of Form 20-F of Form
                                     40-F.)

                    Form 20-F  x                Form 40-F
                              ---                         ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934.)

                     Yes                        No  x
                         ---                       ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

 FEMSA REPORTS RECORD REVENUES IN 3rd QUARTER WITH NET INCOME UP 18%

    CONTACTS:
    Juan Fonseca / (52) 81 83 28 62 45 / juan.fonseca@femsa.com.mx
    Alan Alanis / (52) 81 83 28 62 11 / alan.alanis@femsa.com.mx
    Emily Klingbeil / (52) 81 83 28 61 89 / emily.klingbeil@femsa.com.mx



    Monterrey, Mexico, October 23, 2003 -- Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD; FEMSA UB), the
Leader in Latin Beverages, today reported its operational and financial results for the third quarter and first nine months of 2003.

    -- FEMSA consolidated total revenues reached Ps. 20.783 billion during the third quarter with a consolidated operating margin of 15.6%. Consolidated net income was Ps. 1.045 billion, 18.1% higher than the same period last year.

    -- Coca-Cola FEMSA contributed more than half of FEMSA consolidated total revenues and operating income for the quarter. Total revenue growth of 126.8% reflects the addition of the recently acquired territories into the KOF system. Comparable volume for Mexico grew 1.8% from the same period last year.

    -- FEMSA Cerveza's quarterly domestic and export beer sales volume increased 3.1% and 9.2% respectively, in large part due to the solid performance of our Sol brand in the domestic market and our Dos Equis and Tecate brands in the US.

    -- Oxxo opened 142 new stores during the quarter, totaling 2,541 locations nationwide. We successfully increased quarterly net sales by 23.6% while maintaining our operating margin (before management fees) at 5.1% of sales.

    -- FEMSA made several adjustments at the senior management levels to adapt its organizational structure to the increased scale and evolving nature of its beverage businesses.

    Jose Antonio Fernandez, Chairman and CEO of FEMSA, commented, "We are very pleased with these results given the unfavorably rainy summer in Mexico and the increasingly competitive landscape in our soft drinks operations. Overall performance will benefit with the gradual recovery of demand for consumer products in the Mexican market. Furthermore, the smooth integration of the new Coca-Cola FEMSA territories, the advancements in the transformation of FEMSA Cerveza and the expansion in the number of Oxxo stores throughout Mexico, illustrate our ability to maneuver successfully towards the vision of making FEMSA the premier beverage company in Latin America.

    With that same vision in mind, and after a thorough analysis of the new structural and managerial demands of our operations, we are announcing today a number of changes at the most senior executive levels of FEMSA and several of our operating subsidiaries. Utilizing the world-class management talent within our organization, we are modifying some structures and redeploying several key executives to new responsibilities. We are convinced that these adjustments will be instrumental as we guide FEMSA through the exciting new stage of growth that is now under way."

    UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2002

    Notice

    Upon the completion of our acquisition of Panamerican Beverages, Inc. ("Panamco"), we began consolidating their operating results as of May 2003. Therefore, operating results for Coca-Cola FEMSA and for FEMSA consolidated will not be fully comparable with previous quarters until the third quarter of 2004.

    FEMSA Consolidated
    ------------------

    Total Revenues

    During the third quarter of 2003, our consolidated total revenues increased by 47.4% to Ps. 20.783 billion driven by revenue growth in every one of our main subholding companies. In line with the second quarter of this year, most of the incremental revenue relates to Coca-Cola FEMSA and its new revenue sources. FEMSA Comercio posted strong revenue growth of 23.6%, related mainly to its rapid expansion of selling space and to a slight pick-up in demand due to an increasingly evident economic upturn in Mexico. FEMSA Cerveza increased its domestic sales volume by 3.1%, which combined with a weak pricing environment, resulted in an increase in total revenues of 1.3%. FEMSA Empaques recorded revenue growth of 6.1%, mainly reflecting an increase in demand for bottles and beverage cans, as well as more favorable currency conditions. For the first nine months of the year, consolidated total revenues reached Ps. 52.932 billion.

    Income from Operations

    During the third quarter of 2003, our consolidated income from operations (including results of affiliated companies) increased by 20.1% to Ps. 3.234 billion, and our consolidated operating margin was 15.6%. The observed margin contraction primarily resulted from the incorporation of Coca-Cola FEMSA's new bottling territories that have a lower level of profitability than Coca-Cola FEMSA's original territories. FEMSA Cerveza and FEMSA Empaques also recorded operating margin contractions reflecting a lower gross profit margin at both subsidiaries caused by lack of pricing, the impact of a weaker peso on the cost of dollar denominated raw materials, and higher energy costs. For the first nine months of the year, consolidated operating income reached Ps. 8.339 billion.

    Integral Cost of Financing and Taxes

    Net Interest Expense. Consolidated net interest expense during the third quarter of 2003 amounted to Ps. 769 million, resulting from the interest expense related to new debt issued by Coca-Cola FEMSA in order to finance the acquisition of Panamco (for further detail, please refer to the attached press release of Coca-Cola FEMSA). For the first nine months of the year, FEMSA consolidated net interest expense reached Ps. 1.363 billion.
    Foreign Exchange. For the third quarter of 2003, we recorded a consolidated foreign exchange loss of Ps. 1.108 billion. This amount primarily reflects our higher US dollar denominated liabilities including the new debt incurred for our recent acquisition and a 5.3% depreciation of the Mexican peso vs. the dollar during the quarter. For the first nine months of the year, consolidated foreign exchange loss amounted to Ps. 2.047 billion.
    Monetary Position. For the third quarter of 2003, the gain on monetary position amounted to Ps. 442 million, compared to a loss of Ps. 55 million during the same period of 2002. Approximately 81.0% of the third quarter gain is attributable to the inflation rate over the liabilities attained from the various territories in our recent acquisition. Changes in monetary position reflect adjustments for inflation over the period, such that monetary assets and liabilities obtained or disposed of during the period are not eroded. For the first nine months of the year, gain on monetary position amounted to Ps. 471 million.
    Taxes. For the third quarter of 2003, we recognized consolidated income tax, tax on assets and employee profit sharing expense ("taxes") of Ps. 617 million. The effective tax rate for the quarter was 37.1%. For the nine months of 2003, income taxes amounted to Ps.
1.899 billion with an effective tax rate of 40.3%.

    Net Income

    Consolidated net income amounted to Ps. 1.045 billion, an 18.1% increase with respect to the same quarter of the previous year. For the first nine months of 2003, the consolidated net income reached Ps.
2.811 billion.

    Consolidated Net Majority Income

    Consolidated net majority income amounted to Ps. 691 million for the third quarter of 2003 and to Ps. 1.867 billion for the first nine months of 2003. Net majority income per FEMSA Unit was Ps. 0.652 for the third quarter of 2003 and of Ps. 1.762 for the first nine months of 2003. Net majority income per FEMSA ADR, considering an exchange rate of Ps. 10.99 per dollar, was 0.59 dollars for the third quarter of 2003 and of 1.60 dollars for the first nine months of the year.

    Coca-Cola FEMSA
    ---------------

    Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release attached to this press release.

    FEMSA Cerveza
    -------------

    For the third quarter of 2003, FEMSA Cerveza's total revenues reached Ps. 5.638 billion, a 1.3% increase compared to the same period last year, resulting from total volume growth of 3.6% which offset a 2.4% decline in total real revenues per hectoliter. Domestic sales volume grew by 3.1% to 5.801 million hectoliters, despite adverse weather conditions. We believe that the increase in demand during the quarter was driven by a combination of (i) the absence of a price increase during the first nine months of 2003 and (ii) evident gradual economic recovery, throughout the center and south of Mexico. Average domestic revenue per hectoliter remained 90 basis points above 4.0% inflation for the period, declining by only 3.1%. This attests to a successful shift in mix towards more premium presentations.
    Export sales volume increased by 9.2%, as exports to the United States gained traction towards the end of the quarter. We continued to see solid growth in the export market for our Dos Equis and Tecate brands. Additionally, export revenues continued to benefit from the peso devaluation relative to the previous year, posting a 9.0% increase in average revenue per hectoliter in real peso terms.
    Gross profit decreased by 0.7% compared to the third quarter of 2002. An increase in dollar-denominated raw materials and utility prices, contributed to a reduction of 100 basis points in FEMSA Cerveza's gross margin as a percentage of total revenues.
    Selling expenses decreased 0.3% to Ps. 1.558 billion, due to various cost containment initiatives throughout the organization. Administrative expenses, in turn, increased 3.3% to Ps. 567 million due to the amortization associated with the ongoing Enterprise Resource Planning system (ERP) rollout. Combined SG&A expenses increased slightly by 0.6% compared with the same quarter of the previous year. Operating expense growth contention was not enough to compensate for the deterioration at the gross margin level, resulting in a decrease of 1.4% to Ps. 1.164 billion in operating income before management fees. Femsa Cerveza's operating margin before management fees was 20.7% for the quarter.
    During the first nine months of 2003, FEMSA Cerveza increased its total revenues 0.7% reaching Ps. 16.121 billion, while operating income decreased 3.5% to Ps. 2.917 billion. The operating margin during these nine months was 18.1% of total revenues.
    Non-Cash Charges. Exclusivity amortization continued to move in line with revenue growth and has been stable over the past three quarters. Quarterly figures were Ps. 252 million, Ps. 263 million, and Ps. 256 million for the first, second, and third quarters of 2003 respectively.

    Where are we in the transformation of Cerveza?

    What Has Changed:

    -- As of September 30, 2003, 81.0% of our domestic beer volume is being sold through presale, reaching our stated objective. Prior to presale, an average of 45.3% of the beer on the delivery truck would return unsold to the warehouse at the end of each day. Today this figure has declined to only 4.4%.

    -- Presale and information systems have enabled us to decrease the number of routes by 5.0% and the number of warehouses by 11.0%, year to date.

    -- As of the end of the quarter, every one of the existing 8 sales agencies in the greater Monterrey metropolitan area were "online" with the ERP system, as were the cities of Guadalajara and Merida.

    -- As the transformation process continues, we look forward to more positive updates.

    What Has Not Changed:

    -- Our drive to develop an innovative approach to the beverage business in Mexico is focused on a firm belief that this transformation is necessary and inevitable. We are fully committed to its successful implementation.

    FEMSA Comercio
    --------------

    During the third quarter of 2003, FEMSA Comercio continued its impressive expansion rate by adding 142 new stores to the Oxxo convenience store chain while maintaining an operating margin in line with 2002 levels. There are several strategic initiatives that started not long ago that have proven to be extremely successful. For instance, we now have 32 fully operational administrative offices across the country that drive our decentralized expansion process, while keeping a centralized supervision of the standard guidelines and timing of execution to open a new store. Similarly, the creation of Category Managers has proven useful in creating a closer relationship with suppliers, enabling us to develop new and more effective promotions to help our stores increase their sales. Finally, strong operational and financial performance has enabled us to increase advertising initiatives resulting in brand enhancement and continued rapid growth of the Oxxo chain.
    FEMSA Comercio's net sales increased by 23.6% to Ps. 4.227 billion, primarily a result of the rapid expansion in selling space through the opening of new Oxxo stores. Sales of comparative mature stores (those with more than 18 months in operation) increased by 0.7% in the quarter as a result of the combination of two offsetting factors: (i) a higher ticket per transaction thanks to the effective implementation of category management initiatives and (ii) slightly lower traffic per store, particularly during September, due to the increased rainfall throughout Mexico. FEMSA Comercio achieved a gross margin of 26.6% of net sales, in line with 2002 levels, attesting to successful category management and close relationships with suppliers. Due to an increase in electricity costs and maintenance and site enhancements, operating expenses as a percentage of total revenues increased by 20 basis points. FEMSA Comercio's operating margin before management fees remained at 5.1%.
    Accumulated results for the first nine months of 2003 show FEMSA Comercio with revenue growth of 24.5% to Ps. 11.896 billion, driving growth in income from operations of 22.6% to Ps. 540 million, resulting in an operating margin of 4.5%.

    FEMSA Empaques
    --------------

    For the third quarter of 2003, FEMSA Empaques saw an increase in sales of packaging products and refrigeration equipment for the now expanded Coca-Cola FEMSA operations contributing to solid revenue growth of 6.1% to 1.883 billion. In addition, dollar-denominated revenues (such as beverage cans) benefited from the favorable effect of the depreciation of the peso against the dollar. Glass bottles recorded sales volume growth of 3.9% during the quarter due to an increase in purchases from FEMSA Cerveza, which compensated the continued trend of reducing sales to third parties. However, gross margin contracted by 310 basis points to 24.4% of net sales. This was mainly due to the divergent trend between the lower price per unit of our core products, and the higher dollar denominated costs of raw materials. Furthermore, we experienced significantly higher energy costs during the quarter. Operating expenses decreased by 0.1%, reflecting lower labor costs. Operating income before management fees decreased by 9.1%, representing an operating margin contraction of 270 basis points to 15.8% of total revenues for the third quarter.
    For the first nine months of 2003, FEMSA Empaques posted growth in total revenue of 6.6% to Ps. 5.328 billion and growth in income from operations of 1.2% to Ps. 802 million, for a nine-month operating margin of 15.1%.

    Net Debt
    --------

    On September 30, 2003, FEMSA recorded total consolidated debt of Ps. 40.714 billion and consolidated cash & equivalents of Ps. 9.837 billion, resulting in Ps. 30.877 billion of consolidated net debt. As of the end of the third quarter, approximately 53% of FEMSA's consolidated total debt had a fixed interest rate, while the remaining 47% had a variable one. Likewise, 53% of this total debt is denominated in dollars, while the remaining amount is denominated in local currency. We would also like to note that despite the Peso depreciation seen during the period, we reduced our consolidated net debt by 268 million dollars quarter over quarter.



                                NET DEBT BY SUBSIDIARY
                   (for the third quarter ended, September 30, 2003)
---------------------------------------------------------------------------------------
                  FEMSA Holdco Coca-Cola    FEMSA      FEMSA      FEMSA
                  and Other 1    FEMSA     Cerveza    Comercio   Empaque      TOTAL
                  ------------ ---------- ---------- ---------- ---------- ------------

Cash & Equivalents      1,157      4,510      2,959        482        729        9,837

Total Debt                646     30,332      5,668      1,445      2,623       40,714

Total Net Debt           -512     25,823      2,709        963      1,894       30,877

---------------------------------------------------------------------------------------
Note: Figures in millions of pesos.
1.  Other includes FEMSA Logistica and Mundet.


    Structural and Management Reorganization
    ----------------------------------------

    Few executives understand the beverage industry in Mexico and Latin America as well as Alfredo Martinez Urdal. During the 1990s, he was instrumental in the transformation of Coca-Cola FEMSA into an operational powerhouse, and in recent years he has also led the profound transformation effort at FEMSA Cerveza that is now well advanced and reaching the stage where the tools and skills are in place to begin delivering significant results. Therefore, in order to allow every one of our businesses to benefit from Alfredo's vast experience and unique vision, our Board of Directors has named him Deputy CEO of FEMSA. From this vantage point, Alfredo will provide his invaluable input to FEMSA's Board and its Chairman as they chart the strategic course for our Company. This new role will complement his main responsibility of leading the ongoing transformation of our beer operations, for which he has been named Chairman of the Board of FEMSA Cerveza.
    At Cerveza, the operating responsibilities of the CEO will be shared by two seasoned FEMSA executives: Javier Astaburuaga and Jorge Luis Ramos. Until now, Javier and Jorge Luis headed Cerveza's domestic commercial operations, with Javier running the North of the country while Jorge Luis focused on Central and Southern Mexico. Going forward, Jorge Luis will run the commercial operations nationwide, while Javier will be responsible for manufacturing, marketing, international operations and all corporate functions such as finance, planning and human resources.
    Having Jorge Luis completely focused on sales and distribution will allow him to fully leverage the unprecedented tools and infrastructure developed with the transformation of Cerveza. Price differentiation, promotions, and competitive strategies will be designed and implemented with the national picture in mind, extracting maximum benefits from the powerful system that has been built. Meanwhile, Javier will apply the experience gained over his 21 years at FEMSA to make Cerveza more profitable, efficient and nimble. We are certain that the combination of these talented executives under the trained eye of Alfredo will produce extraordinary results.
    As the competitive landscape continues to evolve for our beverage operations, the strategic advantages provided by the Oxxo chain become ever more relevant. For Coca-Cola FEMSA, Oxxo represents a powerful tool in its comprehensive strategy to deal with new and old competitors. However, it is for FEMSA Cerveza that our retail operations have become most useful, as Oxxo's expansion strategy is becoming instrumental for Cerveza's own growth. As our portfolio becomes more differentiated, as revenue management capabilities increase and as channel marketing develops further, Oxxo plays an increasingly important role. The chain's growing scale and the enormous potential it brings to complement and enhance the distribution of our beverage products require increased resources and focus from its management team. Consequently, FEMSA's Board of Directors has determined that Eduardo Padilla, who until now headed all of our strategic businesses, will concentrate entirely on FEMSA Comercio as its Chief Executive Officer. Eduardo has been the lead architect of Comercio's record expansion. He will have the renewed mandate to fully support our beverage businesses while continuing to develop the extraordinary distribution channel that is Oxxo. Furthermore, he will carefully explore opportunities to expand our retail capabilities in support of our core beverage operations outside of Mexico, in order to provide them with an additional competitive advantage where appropriate.

    Our packaging operations will become part of FEMSA Strategic Procurement, and will incorporate the design and coordination of procurement efforts across FEMSA under the stewardship of Sergio Saenz, until now Chief Financial Officer of FEMSA Cerveza. Sergio's considerable operating experience will serve us well as this business unit adjusts to supply the growing demands of our beverage operations throughout Latin America. His position as Cerveza's CFO will be taken by Gerardo Estrada, previously Cerveza's Administrative Director.
    These changes represent the next step in the evolution of FEMSA in our pursuit of excellence as the premier beverage company in Latin America. They follow and build upon our consistent track record of delivering profitable growth, year after year. The businesses where we operate are constantly changing, and we will continue to change with them. We are fortunate to have a deep bench of talented managers, which we continue to invest in and develop. We are also convinced that the new structure is the right one for the continued long-term success of FEMSA as we take on new challenges and new opportunities.

    CONFERENCE CALL INFORMATION:

    Our Third Quarter 2003 Conference Call will be held on: Thursday October 23, 2003, 1:00 P.M. Eastern Time (12:00 noon Mexico City
Time). To participate in the conference call, please dial: Domestic
U.S.: 1-800-915-4836, International: 973-317-5319. This Conference
Call will also be transmitted through live webcast at http:ir.femsa.com
    If you are unable to participate live, an instant replay of the conference call will be available through October 30, 2003. To listen to the replay please dial: Domestic U.S.: 1-800-428-6051;
International: 973-709-2089, Passcode: 309424.

    Set forth in this press release is certain unaudited financial information for FEMSA for the third quarter ended September 30, 2003, compared to the third quarter ended September 30, 2002. We are a holding company whose principal activities are grouped under the following subholding companies (the "Subholding Companies") and carried out by their respective operating subsidiaries: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging materials; and FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores.
    FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of September 30, 2003 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of September 30, 2003 divided by 5.
    All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of September 30, 2003 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms.

    The restatement was calculated using the following inflation factors and exchange rates:

                      Macroeconomic Information

                          Inflation                Exchange Rate
                  ----------------------------------------------------
                       LTM          3Q'03    Per Us. Dll.   Per Peso
-------------------------------  ----------- ------------  -----------
Mexico                   4.040%       1.040%     10.9900       1.0000
Colombia                              0.380%  2,889.3900       0.0038
Venezuela                             4.570%  1,853.0000       0.0059
Brazil                                1.220%      2.9234       3.7593
Argentina                3.340%       0.500%      2.9150       3.7702
===============================  =========== ============  ===========

    FORWARD LOOKING STATEMENTS

    This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

    NOTES:

    We invite you to register in our Investor Relations Site located at http:ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service.

    Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.

    Four pages of tables and Coca-Cola FEMSA's press release to follow.

          ================================================================

                           CONSOLIDATED INCOME STATEMENT
             For the three months and nine months ended September 30,:

            (Expressed in Millions of Pesos as of September 30, 2003)

                                For the III quarter  For the nine months
                                         of:                  of:
                                -----------------------------------------
                                  2003   2002    %Var  2003   2002   %Var
          ---------------------------------------------------------------

            Net sales           20,744 14,044   47.7 52,765 40,303  30.9
            Other operating
             revenues               39     55  (29.1)   167    148  12.8
          ---------------------------------------------------------------
          Total revenues        20,783 14,099   47.4 52,932 40,451  30.9
          Cost of sales         10,768  6,865   56.9 27,443 20,050  36.9
          ---------------------------------------------------------------
          Gross profit          10,015  7,234   38.4 25,489 20,401  24.9
          ---------------------------------------------------------------
            Administrative
             expenses            1,542  1,227   25.7  4,080  3,590  13.6
            Selling expenses
                                 5,275  3,333   58.3 13,086  9,624  36.0
          ---------------------------------------------------------------
          Operating expenses

                                 6,817  4,560   49.5 17,166 13,214  29.9

          Participation in                                           N.S.
           affiliated companies     36     18  100.0     16     27
          ---------------------------------------------------------------
          Income from operations 3,234  2,692   20.1  8,339  7,214  15.6
          ---------------------------------------------------------------
                Interest expense(1,020)  (230)   N.S.(1,944)  (656)  N.S.

                Interest income    251    105  139.0    581    312  86.2
          ---------------------------------------------------------------
            Interest expense,                    N.S.                N.S.
             net                  (769)  (125)       (1,363)  (344)
            Foreign exchange                     N.S.                N.S.
             (loss) gain        (1,108)  (116)       (2,047)  (257)
            Gain (loss) on
             monetary position     442    (55)(903.6)   471    423  11.3
          ---------------------------------------------------------------
          Integral result of                     N.S.                N.S.
           financing            (1,435)  (296)       (2,939)  (178)
          Other (expenses)                       N.S.                N.S.
           income                 (137)  (506)         (690)  (749)
          ---------------------------------------------------------------
          Income before taxes
                                 1,662  1,890  (12.1) 4,710  6,287 (25.1)

          Taxes                   (617)(1,005) (38.6)(1,899)(2,825)(32.8)
          ---------------------------------------------------------------

          Net Income             1,045    885   18.1  2,811  3,462 (18.8)
          ---------------------------------------------------------------
          Net majority income

                                   691    604   14.4  1,867  2,155 (13.4)

          Net minority income
                                   354    281   26.0    944  1,307 (27.8)
          ---------------------------------------------------------------




                                  % Total Revenues     % Total Revenues
                                -----------------------------------------
                                                 Var                  Var
                                  2003   2002    P.P.  2003   2002    P.P.
          ----------------------------------------------------------------
            Net sales             99.8   99.6    0.2   99.7   99.6   0.1
            Other operating
             revenues              0.2    0.4   (0.2)   0.3    0.4  (0.1)
          ---------------------------------------------------------------
          Total revenues         100.0  100.0      -  100.0  100.0     -
          Cost of sales(1)        51.9   48.9    3.0   52.0   49.7   2.3
          ---------------------------------------------------------------
          Gross profit(1)
                                  48.3   51.5   (3.2)  48.3   50.6  (2.3)
          ---------------------------------------------------------------
            Administrative
             expenses              7.4    8.7   (1.3)   7.7    8.9  (1.2)

            Selling expenses      25.4   23.6    1.8   24.7   23.8   0.9
          ---------------------------------------------------------------
          Operating expenses
                                  32.8   32.3    0.5   32.4   32.7  (0.3)
          Participation in
           affiliated companies    0.2    0.1    0.1      -    0.1  (0.1)
          ---------------------------------------------------------------
          Income from operations
                                  15.6   19.1   (3.5)  15.8   17.8  (2.0)
          ---------------------------------------------------------------
          (1) % to Net sales




          ==============================================

                    CONSOLIDATED BALANCE SHEET
                      As of September 30, :


      (Expressed in Millions of Pesos as of September 30, 2003)


                                ------------------------
          ASSETS                   2003    2002    % Var
          ----------------------------------------------
          Cash and cash
           equivalents            9,837   9,516     3.4
          Accounts receivable
                                  4,306   3,192    34.9

          Inventories             6,606   4,782    38.1
          Prepaid expenses        1,387   1,051    32.0
          ----------------------------------------------
          Total Current Assets   22,136  18,541    19.4

          Property, plant and
           equipment, net        40,790  29,463    38.4
          Deferred charges and
           other assets           7,573   6,043    25.3

          Bottling and
           distribution
           rights(2)             31,901     401 7,855.4
          ----------------------------------------------
          TOTAL ASSETS
                                102,400  54,448    88.1
          ----------------------------------------------


          LIABILITIES & STOCKHOLDERS' EQUITY
          ----------------------------------------------
          Bank loans              2,111   1,734    21.7

          Current maturities
           long term debt         5,549     821   575.9
          Interest payable
                                    454     195   132.8
          Operating liabilities
                                 11,116   7,010    58.6
          ----------------------------------------------
          Total Current
           Liabilities           19,230   9,760    97.0
          Bank loans
                                 33,054   6,830   383.9

          Deferred
           income taxes           3,402   4,048   (16.0)
          Other
           liabilities            4,267   1,486   187.2
          ----------------------------------------------
          Total
           Liabilities           59,953  22,124   171.0

          Total
           Stockholders'
           equity                42,447  32,324    31.3
          ----------------------------------------------
          LIABILITIES &
           STOCKHOLDERS' EQUITY 102,400  54,448    88.1
          ----------------------------------------------

          FINANCIAL                              Var.
           RATIOS                                 p.p.
          ----------------------------------------------
          Liquidity                1.15    1.90   (0.75)

          Interest
           coverage(3)             8.94   30.08  (21.14)

          Leverage                 1.41    0.68    0.73

          Capitalization          50.23%  23.48%  26.76
          ----------------------------------------------



                          For the III    For the nine
                           quarter of:     months of:
                        --------------------------------
          OTHER
           INFORMATION     2003    2002    2003    2002
          ----------------------------------------------
          Depreciation    717.2   520.5 1,862.0 1,579.8

          Other non-cash
           charges        745.6   541.7 1,982.1 1,553.3

          Capex         1,951.7 1,448.1 4,923.5 3,760.0

          Net Debt (MM
           dollars)                     2,809.5   (12.1)
          ----------------------------------------------
          (2) Includes the intangible assets generated by Panamco acquisition.
          (3) Income from operations + depreciation + other non-cash charges / interest expense, net
          (3) Include non-cash charges related to
           working capital.




                                                              Results from operations
                                                             For the third quarter of:
                                             (Expressed in Millions of Pesos as of September 30, 2003)



                                    FEMSA                 Coca-Cola                FEMSA                  FEMSA
                                   Cerveza                  FEMSA                 Comercio               Empaques
                            ---------------------- ----------------------- ---------------------- ----------------------
                               2003    2002 % Var      2003    2002 % Var     2003    2002 % Var     2003    2002 % Var
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Net sales                   5,593.9 5,528.9   1.2  10,466.2 4,580.2 128.5  4,226.8 3,418.9  23.6  1,876.6 1,769.8   6.0
Other revenues                 44.3    39.3  12.7      23.9    45.7   N.S.                            6.4     4.4  45.8
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Total revenues              5,638.2 5,568.2   1.3  10,490.1 4,625.9 126.8  4,226.8 3,418.9  23.6  1,883.0 1,774.2   6.1
Cost of good sold           2,385.3 2,292.4   4.1   5,346.0 2,132.9   N.S. 3,102.2 2,511.5  23.5  1,425.6 1,286.8  10.8
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Gross margin                3,252.9 3,275.8  (0.7)  5,144.1 2,493.0 106.3  1,124.6   907.5  23.9    457.5   487.5  (6.2)
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Administrative expenses       567.3   549.1   3.3     708.9   376.3  88.4     62.8    57.5   9.1     42.3    45.7  (7.4)
Sales expenses              1,557.6 1,563.0  (0.3)  2,741.8   964.8   N.S.   847.2   670.7  26.3    117.1   114.0   2.8
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Operating expenses          2,124.9 2,112.1   0.6   3,450.7 1,341.1 157.3    910.0   728.2  25.0    159.4   159.6  (0.1)
Participation in affiliated
 companies                     36.3    17.7 105.1
-------------------------------------------------- ----------------------- ---------------------- ----------------------
Income from operations
 before
  management fee            1,164.3 1,181.4  (1.4)  1,693.4 1,151.9  47.0    214.6   179.3  19.7    298.1   327.8  (9.1)
Management fee                103.1    99.6   3.5                             24.0    26.8 (10.5)    27.8    26.8   3.5
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Income from operations      1,061.2 1,081.8  (1.9)  1,693.4 1,151.9  47.0    190.6   152.5  25.0    270.3   301.0 (10.2)
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------

% to Total Revenues
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Income from operations
 before
  management fee               20.7    21.2  (0.5)     16.1    24.9  (8.8)     5.1     5.2  (0.1)    15.8    18.5  (2.7)
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------


OTHER INFORMATION
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Depreciation                  287.6   302.0  (4.8)    314.5   124.3 153.0     32.4    21.0  54.1     74.2    63.4  17.0
Other non-cash charges        395.3   351.1  12.6     305.6   142.9 113.9     33.2    25.6  29.5     25.3    20.8  21.5
Capex                         718.1   775.3  (7.4)    868.1   284.3 205.3    304.3   275.4  10.5     45.0    77.3 (41.8)
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------





                                                             Results from operations
                                                             For the nine months of:
                                            (Expressed in Millions of Pesos as of September 30, 2003)



                                   FEMSA                 Coca-Cola                  FEMSA                  FEMSA
                                  Cerveza                  FEMSA                  Comercio               Empaques
                          ----------------------- ------------------------ ----------------------- ---------------------
                              2003     2002 % Var     2003     2002 % Var      2003    2002 % Var     2003    2002 % Var
------------------------- ----------------------- ------------------------ ----------------------- ---------------------
Net sales                 16,011.6 15,886.5  0.8  23,525.4 13,519.3  74.0  11,896.0 9,554.6  24.5  5,310.6 4,986.3  6.5
Other revenues               109.6    118.6 (7.6)    134.6    111.8  20.4                             17.7    13.1 34.8
------------------------- ----------------------- ------------------------ ----------------------- ---------------------
Total revenues            16,121.2 16,005.1  0.7  23,660.0 13,631.1  73.6  11,896.0 9,554.6  24.5  5,328.3 4,999.5  6.6
Cost of good sold          6,924.2  6,831.4  1.4  11,880.4  6,283.2  89.1   8,768.6 7,080.1  23.8  4,058.3 3,765.8  7.8
------------------------- ----------------------- ------------------------ ----------------------- ---------------------
Gross margin               9,197.0  9,173.7  0.3  11,779.6  7,347.9  60.3   3,127.4 2,474.5  26.4  1,270.1 1,233.7  3.0
------------------------- ----------------------- ------------------------ ----------------------- ---------------------
Administrative expenses    1,708.7  1,690.6  1.1   1,590.8  1,103.1  44.2     192.1   171.6  12.0    133.4   135.0 (1.2)
Sales expenses             4,587.4  4,487.1  2.2   5,725.3  2,898.2  97.5   2,395.5 1,862.6  28.6    334.4   306.2  9.2
------------------------- ----------------------- ------------------------ ----------------------- ---------------------
Operating expenses         6,296.1  6,177.7  1.9   7,316.1  4,001.3  82.8   2,587.6 2,034.2  27.2    467.8   441.2  6.0
Participation in                             N.S.
 affiliated companies         15.8     26.5
------------------------------------------------- ------------------------ ----------------------- ---------------------
Income from operations
 before
  management fee           2,916.7  3,022.5 (3.5)  4,463.5  3,346.6  33.4     539.8   440.2  22.6    802.3   792.5  1.2
Management fee               310.8    302.0  2.9                               58.7    71.1 (17.5)    80.8    75.0  7.8
------------------------- ----------------------- ------------------------ ----------------------- ---------------------
Income from operations     2,605.9  2,720.5 (4.2)  4,463.5  3,346.6  33.4     481.1   369.1  30.3    721.4   717.5  0.5
------------------------- ----------------------- ------------------------ ----------------------- ---------------------

% to Total Revenues
------------------------- ----------------------- ------------------------ ----------------------- ---------------------
Income from operations
 before
  management fee              18.1     18.9 (0.8)     18.9     24.6  (5.7)      4.5     4.6  (0.1)    15.1    15.9 (0.8)
------------------------- ----------------------- ------------------------ ----------------------- ---------------------


OTHER INFORMATION
------------------------- ----------------------- ------------------------ ----------------------- ---------------------
Depreciation                 857.6    868.1 (1.2)    681.1    433.3  57.2      93.8    64.9  44.4    201.1   182.5 10.2
Other non-cash charges     1,209.2  1,024.9 18.0     603.3    378.8  59.3      95.6    74.2  28.9     57.9    52.5 10.4
Capex                      2,159.1  2,324.7 (7.1)  1,675.4    811.4 106.5     765.2   508.3  50.5    294.8   142.7  N.S.
Net debt (million                                                     N.S.
 dollars)                    246.5    144.1 71.0   2,349.6   (229.9)           87.6    58.1  50.7    172.3   111.7 54.2
------------------------- ----------------------- ------------------------ ----------------------- ---------------------

                                 OPERATING DATA
            For the three months and nine months ended September 30,:
 ==============================================================================
  FEMSA Cerveza
  ---------------------
  Sales Volumes

  (Thousand            For the III quarter  For the nine months of:
   hectoliters)                 of:
                       --------------------------------------------
                          2003    2002  %Var    2003     2002  %Var
  -----------------------------------------------------------------
  Domestic             5,801.0 5,628.0  3.1 16,762.0 16,322.0  2.7
  Exports
                         604.2   553.3  9.2  1,564.0  1,548.0  1.0
  -----------------------------------------------------------------
  Total Volume         6,405.2 6,181.3  3.6 18,326.0 17,870.0  2.6
  -----------------------------------------------------------------

  Presentation Mix (%) For the III quarter  For the nine months of:
                                of:
                       --------------------------------------------
                                        Var                   Var
                          2003    2002  p.p.    2003     2002 p.p.
  ------------------------------------------------------------------
  Returnable              67.9    69.4 (1.5)    68.4     69.7 (1.3)

  Non Returnable           8.8     7.9  0.9      8.6      7.8  0.8
  Cans                    23.3    22.7  0.6     23.0     22.5  0.5
  -----------------------------------------------------------------
  Total volume           100.0   100.0    -    100.0    100.0  0.0
  -----------------------------------------------------------------

  -----------------------------------------------------------------
  Exports     Millions
   revenues:   Ps.       436.8   367.1 19.0  1,133.1  1,027.1 10.3

              US
               Millions   40.2    35.2 14.2    105.4    101.0  4.4
  =================================================================





  FEMSA Empaque
  ---------------------
  Total Sales Volume

  (Millions of pieces) For the III quarter  For the nine months of:
                                of:
                       --------------------------------------------
                                        %Var                   %Var
                          2003    2002          2003     2002
  -----------------------------------------------------------------
  Cans
                         819.3   809.8  1.2  2,434.2  2,215.8  9.9

  Crown Caps
                       3,649.4 3,831.0 (4.7)10,603.6 10,979.1 (3.4)
  Glass Bottle
                         257.1   247.5  3.9    745.5    755.0 (1.3)
  -----------------------------------------------------------------
  Export      Cans
   volumes:              162.4   157.5  3.1    456.4    284.7 60.3
              Crown
               Caps    2,173.8 2,162.1  0.5  6,017.3  6,073.7 (0.9)
  -----------------------------------------------------------------
  Exports     Millions
   revenues:   Ps.       233.8   214.6  8.9    656.4    524.5 25.1
              US
               Millions   21.5    20.6  4.4     60.8     51.6 17.8
  =================================================================
  Percentage of sales revenue by client category:

                       For the III quarter  For the nine months of:
                                of:
                       ---------------------------------------------
                                        Var                   Var
                          2003    2002  p.p.    2003     2002 p.p.
  -----------------------------------------------------------------
  Intercompany sales      56.0    57.7 (1.7)    58.1     59.7 (1.6)
  -----------------------------------------------------------------
      FEMSA Cerveza       38.4    38.5 (0.1)    39.4     42.2 (2.8)
      Coca-Cola FEMSA     17.6    19.2 (1.6)    18.7     17.5  1.2
  -----------------------------------------------------------------
  Third-party sales       44.0    42.3  1.7     41.9     40.3  1.6
  -----------------------------------------------------------------
      Domestic            31.2    27.9  3.3     29.7     29.7    -
      Export              12.8    14.4 (1.6)    12.2     10.6  1.6
  -----------------------------------------------------------------
  Total                  100.0   100.0    -    100.0    100.0    -
  =================================================================


  Coca-Cola FEMSA (1)
  ------------------------------
  Sales Volumes
  (Millions of         For the III quarter     For the nine months of:
   Unit Cases)                 of:
                       ---------------------------------------------
                          2003    2002  %Var    2003     2002 %Var
  -----------------------------------------------------------------
  Mexico                 256.2   251.7   1.8   757.6    737.2  2.8
  Central America         26.9    24.6   9.1    78.2     72.6  7.7
  Colombia                41.6    45.1  (7.8)  126.5    133.5 (5.2)
  Venezuela               39.7    47.4 (16.2)  106.7    128.8(17.2)
  Brazil                  60.0    69.9 (14.2)  187.8    219.7(14.5)
  Argentina               28.6    27.1   5.7    87.4     79.9  9.4
  -----------------------------------------------------------------
  Total KOF              453.0   465.8  (2.8)1,344.2  1,371.7 (2.0)
  =================================================================





  FEMSA Comercio
  ------------------------------
                       For the III quarter     For the nine months of:
                               of:
                       ---------------------------------------------
                          2003    2002  %Var    2003     2002 %Var
  -----------------------------------------------------------------

  Total stores                                 2,541    2,000 27.1
  New stores               142     122  16.4     325      221 47.1
  Comparative same
   stores: (2)
     Average
      monthly
      sales
      (Ths.Ps.)(3)       580.8   576.5   0.7   566.3    561.8  0.8

     Average
      Traffic             24.3    24.8  (1.8)   23.8     23.9 (0.2)

     Average
      Ticket              23.9    23.3   2.6    23.8     23.5  1.0
  ====================================================
(1) For comparison purposes the 2002 sales volumes of the acquired Panamco territories, were included.
(2) Stores with more than 18 months of operations
(3) Based on comparative same stores in each period

(i)  PRESS RELEASE
2.  FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:

Alfredo Fernandez / Julieta Naranjo

Investor Relations Department

Coca-Cola FEMSA, S.A. de C.V.

(52-55) 5081-5120 / 5121 / 5148

afernandeze@kof.com.mx / jnaranjo@kof.com.mx

WEBSITE: www.cocacola-femsa.com.mx

--------------------------------------------------------------


        COCA-COLA FEMSA announces third quarter of 2003 results

                          THIRD-QUARTER 2003
                          ------------------

    -- Consolidated unit case volume reached 453.0 Million Unit Cases ("MUC")(1) during the third quarter of 2003.

    -- Consolidated revenues reached Ps.10,490.1 million and consolidated operating income totaled Ps.1.693.4 million during the third quarter of 2003, resulting in a consolidated operating margin of 16.1%.

    Mexico City (October 23, 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF; BMV: KOFL) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler in the world, announced today its consolidated results for the third quarter and the nine months ended September 30, 2003.
    "We are pleased with the way that the integration process is progressing. By implementing better commercial practices, consolidating operating facilities, adjusting the pricing architecture of our packages and products, and implementing best practices in our regions, we have been able to build a stronger presence in our new territories. The integration of all these initiatives is helping us pave the way towards expected synergies." stated Carlos Salazar, Chief Executive Officer of the Company.

    CONSOLIDATED RESULTS

    During the third quarter of 2003, our consolidated volume totaled
453.0 MUC. Consolidated operating income reached Ps.1,693.4 million during the third quarter of 2003.
    The integral cost of financing loss totaled Ps.910.9 million during the third quarter of 2003, reflecting the new financial position after the acquisition, and being the combined effect of:
------------------

(1)The unit case is equal to 24 eight-ounce servings.

    (i) accrued interest expenses related to the existing debt and acquisition financing assumed in connection with the Panamco transaction, which more than offset interest income generated by our cash balances;
    (ii) a foreign exchange loss generated mainly by the devaluation of the Mexican peso against the U.S. dollar, as applied to the U.S. dollar-denominated debt; and
    (iii) a consolidated monetary position gain, as a result of inflation adjustments applied to the consolidated net monetary position of our operations.
    The income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 33.6% in the third quarter of 2003, reflecting the deduction for tax purposes of fees associated with the Panamco acquisition, which were capitalized as part of the acquisition cost for financial purposes.
    Consolidated net income was Ps.507.4 million in the third quarter of 2003, resulting in earnings per share ("EPS") of Ps.0.275 (U.S.$0.250 per ADR) computed under the basis of 1,846 million shares outstanding.

    BALANCE SHEET

    On September 30, 2003, Coca-Cola FEMSA recorded a cash balance of Ps.4,510 million (U.S.$410.4 million) and total short-term debt of Ps.4,779.2 million (U.S.$434.9 million) and long-term debt of Ps.25,552.9 million (U.S.$2,325.1 million).
    During the third quarter of 2003, the Company pre-paid U.S.$489 million of the U.S. dollar-denominated bridge loan and Ps.666.2 million of the Mexican pesos- denominated bridge loan, used for the acquisition of Panamco. The following chart sets forth the current debt breakdown of the Company by currency and interest rate type as of September 30, 2003:


                                 Interest Rate Type
                              ------------------------
Currency         % Total Debt  % Floating   % Fixed   Average Rate(1)
----------------------------------------------------------------------
U.S. dollars               50%         22%         78%           4.71%
----------------------------------------------------------------------
Mexican Pesos              48%         55%         45%           6.81%
----------------------------------------------------------------------
Colombian Pesos             2%        100%          -           10.28%
----------------------------------------------------------------------


    (1) Annualized average interest rate per currency for the third-quarter 2003.

    We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. Corporacion Interamericana de Bebidas S.A de C.V., formerly known as Panamerican Beverages, Inc. ("Panamco") had historically prepared its financial statements in accordance with U.S. GAAP and presented the information in U.S. dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP and present the information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco results will not be included in our financial statements for periods prior to May 2003.

    Financial information for the nine months ended September 30, 2003, both on a consolidated basis and by country, includes nine months results of the original Coca-Cola FEMSA territories (Valley of Mexico, Southeast of Mexico and Buenos Aires) and only five months of our new territories acquired from Panamco. Our consolidated results for the third quarter of 2002 do not include new territories. Coca-Cola
FEMSA's financial information will not be comparable with previous quarters until the third quarter of 2004, and on a yearly basis, until the end of 2005.
    For comparison purposes, we present sales volume figures recorded by Panamco for the third quarter of 2002 and the nine months ended September 30, 2002.

    OPERATING RESULTS BY TERRITORY
    ------------------------------

    MEXICAN OPERATING RESULTS

    Revenues

    Revenues in the Mexican territories reached Ps.6,794.7 million for the third quarter of 2003. Average price per unit case was Ps.26.27 (U.S.$2.39). Excluding Ciel water volumes in five, nineteen and twenty liter packaging presentations, average price per unit case was Ps.30.29 (U.S.$2.76).
    Third-quarter 2003 sales volume reached 256.2 MUC, a 1.8% increase over the same period of 2002, mainly driven by a 4.0% volume growth in CSDs2. Excluding volumes generated from promotional activity with powder products(3) last year, volume increased 3.2% mainly as a result of (i) the successful line extension of flavor core brands Fresca and Lift, (ii) the volume growth of brand Coca-Cola, and (iii) incremental volumes from water Ciel.
    During the quarter we launched Coca-Cola Vainilla in the Valley of Mexico in two different presentations, 450 ml PET non-returnable and 8 oz can, testing new alternatives in the cola category segment.

    Income from Operations

    Gross profit totaled Ps.3,598.3, reaching a 53.0% margin as percentage of total revenues for the third-quarter 2003. During the quarter, the company experienced higher raw material prices and the impact of the devaluation of the Mexican peso against the U.S. dollar applied to our U.S. dollar-denominated raw materials year over year. Operating profit totaled Ps.1,518.8 million, reaching a 22.4% margin as a percentage of total revenues.
--------------------

     (2)Carbonated Soft Drinks.

     (3)We distributed our Kin light powdered beverage brand on a complimentary basis during last year in order to better examine this category's potential and evaluate consumption patterns and price strategies. The total amount of Kin light distributed during the third quarter of 2002 was 3.5 MUC.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

    Revenues

    Total revenues reached Ps.766.4 million during the third quarter of 2003. Average price per unit case was Ps.28.66 (U.S.$2.61) during this period.
    In the third quarter of 2003, total sales volume in our Central America territories increased by 9.3% to 26.9 MUC as compared to the same period of 2002, mainly driven by the strong performance of brand Coca-Cola and the core flavor brands in every country within our Central American region.
    In the third quarter of 2003, we introduced a 2.0 Lt returnable PET presentation in Guatemala and Nicaragua, 1.5 Lt non-returnable PET in Panama, as well as a 2.5 Lt non-returnable PET presentation in Guatemala in order to strengthen our presence in the market. These packaging presentations are intended to foster future consumption of soft drinks in these territories.

    Income from Operations

    Gross profit totaled Ps.383.0 million during the third quarter of 2003, reaching a 50% gross margin as a percentage of total revenues during the same period. During this period the company experienced lower costs of raw materials due to improved procurement terms and an initial shift from non-returnable packaging presentations to returnable packaging presentations. Operating income totaled Ps.64.5 million during the third-quarter 2003, reaching an operating income margin of 8.4% as a percentage of total revenues.

    COLOMBIAN OPERATING RESULTS

    Revenues

    Total revenues reached Ps.801.7 million during the third quarter of 2003, an average price per unit case of Ps.19.25 (U.S.$1.75).
    During the third quarter of 2003, total sales volume in our Colombian territory decreased by 8.4% as compared to the same period of 2002, mainly driven by revenue and asset management initiatives implemented with the objective of increasing the profitability of our business. We are reinforcing our market presence with the re-introduction of family size in returnable PET packaging presentations for brand Coca-Cola in some of the main cities of Colombia.

    Income from Operations

    Gross profit totaled Ps.375.0 million during the third quarter of 2003, reaching a 46.8% gross margin as a percentage of total revenues during the same period. During the quarter the Company experienced lower sweetener costs and lower packaging costs driven by an initial shift to returnable packaging presentations, offsetting lower fixed costs and expenses absorption due to the decrease of sales volume. Operating income was Ps.67.6 million, reaching an 8.4% margin as a percentage of total revenues during the third quarter of 2003.

    VENEZUELAN OPERATING RESULTS

    Revenues

    Total revenues reached Ps.819.2 million during the third quarter of 2003 and average price per unit case in Venezuela reached Ps.20.64 (U.S.$1.88), driven by price increases implemented at the beginning of the year.
    Due to the challenging economic situation in Venezuela and the impact of our price increases implemented in the first-quarter 2003, our volume declined 15.7% during the third quarter of 2003 as compared to the third quarter of 2002. During the third quarter of 2003 we started to see the recovery of our Coca-Cola brand as a result of the commercial strategies implemented in the market including the re-introduction of the 1.0 Lt returnable glass package.

    Income from Operations

    Gross profit totaled Ps.331.0 million during third quarter of 2003, reaching a 40.4% gross margin as a percentage of total revenues during the same period. During the third quarter of 2003 we experienced higher costs of U.S.-dollar denominated raw materials due to the devaluation of the Bolivar against the U.S.-dollar year over year, and a lower fixed cost absorption driven by the volume decline. Operating income was Ps.20.3 million reaching an operating income margin of 2.5% during the third quarter of 2003.

    BRAZILIAN OPERATING RESULTS

    Revenues

    Total revenues reached Ps.916.0 million during the third quarter of 2003 and the average price per unit case was Ps.15.20 (U.S.$1.38).
    During the third quarter of 2003, sales volume in our Brazilian territories decreased by 14.2% as compared to the same period of 2002, mainly due to the implementation of initiatives intended to take over third-party selling and distribution, as well as packaging diversification strategies to improve the profitability of our business.
    Following our packaging and product diversification strategy during the quarter, we launched Coca-Cola light lemon and Kuat Laranja (guarana flavor with orange) and a new value protection brand, Sintonia, in several flavors. We also launched several returnable and non-returnable packages during the quarter, including a 200 ml returnable glass presentation for brand Coca-Cola, a 2.25 Lt non-returnable PET presentation for core flavors, a 1.75 Lt non-returnable PET presentation and a 1.0 Lt non-returnable PET presentation both for brand Coca-Cola.

    Income from Operations

    Gross profit during the third quarter of 2003 totaled Ps.327.6 million, reaching a 35.8% margin as percentage of total revenues. The Company experienced lower sugar prices and a change of product mix during the quarter. As a result of the implementation of new commercialization and point of sale development strategies, we reached positive operating income of Ps.18.8 million during the third quarter of 2003 and an operating margin of 2.1%.

    ARGENTINE OPERATING RESULTS

    Financial information and sales volume figures in our Argentine operations are fully comparable with previous periods.

    Revenues

    Total revenues reached Ps.456.9 million, a 13.6% increase as compared to the third-quarter 2002 and the average price per unit case grew by 9.2% over the third quarter of 2002 to Ps.15.18 (U.S.$1.38). This increase was mainly driven by a product shift from our less profitable value protection brands, Tai and Crush, toward our core and premium brands.
    In the third quarter of 2003, total sales volume in our Buenos Aires territory increased by 5.5% as compared to the same period of 2002. This increase was mainly driven by the growth of our core brands in returnable packages, which represented almost 25% of our total sales volume during the third-quarter 2003, and the growth of our premium brands, which represented almost 13% of our total volume sales during the third quarter of 2003. During the quarter, we introduced Crush tonica targeting low to middle socioeconomic segments.

    Income from Operations

    Gross profit as a percentage of total revenues increased from 34.4% in the third quarter of 2002 to 37.3% in 2003. This improvement was mainly driven by (i) higher sales volume, (ii) an appreciation of the Argentina peso against the U.S. dollar applied to the U.S. dollar-denominated raw materials and expenses, and (iii) a decrease in the cost of sweetener.
    In Argentina, operating expenses as a percentage of total revenues decreased 430 basis points from 31.9% in the third quarter of 2002 to 27.6% in the third quarter of 2003, as a result of the appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated expenses. Operating income during the third quarter of 2003 in our Argentine territories reached Ps.44.1 million and operating margin rose from 2.5% during the third quarter of 2002 to 9.7% during the third quarter of 2003.

    SUMMARY OF NINE MONTHS RESULTS

    For the nine months ended September 30, 2003, consolidated sales volume reached 1,344.2 MUC. The volume decline of our operations in Brazil, Colombia and Venezuela, was partially offset by volume growth in our Mexican, Central America and Buenos Aires territories during the first nine months of 2003.

    During the first nine months of 2003, total revenues reached Ps.23,660.0 million, resulting in a consolidated average unit price per case of Ps.24.28 (U.S.$2.21). Gross margin as a percentage of total revenues was 49.8% in the first nine months of 2003. Consolidated operating income was Ps.4,463.6 million, 18.9% as percentage of total revenues during the first nine months in 2003.
    Consolidated net income totaled Ps.1.353.0 during the first nine months of 2003. Net income per share reached Ps.0.817 (U.S.$0.743 per ADR) computed under the basis of 1,656.2 million compounded average shares outstanding.

    CONFERENCE CALL INFORMATION

    Our third-Quarter 2003 Conference Call will be held on: October 23, 2003, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.:
800-901-5247 and International: 617-786-4501.
    If you are unable to participate live, an instant replay of the conference call will be available through November 21, 2003. To listen to the replay please dial: Domestic U.S.: 888-286-8010; International:
617-801-6888, Passcode: 66252405.

                                 v v v

    Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater Sao Paulo, Campinas, Santos and part of Mato Grosso do
Sul) and Argentina (Gran Buenos Aires), along with bottled water, beer and other beverages in some of these territories.
    The Company has 34 bottling facilities in Latin America and serves more than 1,400,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

                                 v v v

    Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2003. For comparison purposes, 2002 and 2003 figures from the Company's operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the third quarter of 2003, which ended on September 30, 2003, are made against the figures for the comparable period in 2002, unless otherwise noted.
    This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.
    References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

                                 v v v

                     (8 pages of tables to follow)


Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of September  30, 2003 and December 31, 2002
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of September  30, 2003
----------------------------------------------------------------------------------------------------------------------------------


ASSETS                               2003          2002   LIABILITIES & STOCKHOLDERS' EQUITY                 2003            2002
--------------------------------------------------------  ------------------------------------------------------------------------
Current Assets                                            Current
                                                           Liabilities
 Cash and cash                                             Short-term bank loans and notes            Ps.   4,783     Ps.      -
  equivalents                   Ps. 4,510   Ps.    6,325
--------------------------------------------------------
 Accounts receivable:                                       Interest
                                                             payable                                          422              82
  Trade                               929           571     Suppliers                                       3,488           1,651
  Notes                                66            12     Accounts payable and others                     1,905             677
  Prepaid taxes                       753           247     Taxes payable                                   1,005             232
                                                          ------------------------------------------------------------------------
  Other                                                   Total Current
                                      835           211    Liabilities                                     11,603           2,642
--------------------------------------------------------  ------------------------------------------------------------------------
                                    2,583         1,041   Long-term bank loans and notes                   25,583           3,243
--------------------------------------------------------
 Inventories                        2,616           784   Pension plan and seniority premium                  549             190
 Prepaid expenses                                         Other
                                      196            75    liabilities                                      2,753           1,215
--------------------------------------------------------  ------------------------------------------------------------------------
Total current assets                                      Total
                                    9,905         8,225    Liabilities                                     40,488           7,290
--------------------------------------------------------  ------------------------------------------------------------------------
Property, plant and                                       Stockholders'
 equipment                                                 Equity
 Land                                                     Minority
                                    2,361           805    interest                                           159               -
 Buildings, machinery and                                 Majority
  equipment                        23,027         9,193    interest
 Accumulated depreciation          (9,810)       (3,369)    Capital stock                                   2,613           2,424
 Construction in progress             895           375     Additional paid in capital                     11,179           1,705
 Bottles and cases                  1,050           297     Retained earnings of prior years                9,299           6,733
--------------------------------------------------------
Total property, plant and                                   Net income for the period
 equipment                         17,523         7,301                                                     1,339           2,566
--------------------------------------------------------
Investment in shares                                        Cumulative results of holding non-monetary
                                      747           129      assets                                        (4,044)         (3,929)
                                                          --                                           ---------------------------
Deferred charges, net                                     Total majority
                                    1,243           870    interest                                        20,386           9,499
                                                          ------------------------------------------------------------------------
Intangibles                                               Total
                                                           stockholders'
                                   31,615           264    equity                                          20,545           9,499
--------------------------------------------------------  ------------------------------------------------------------------------
TOTAL ASSETS                  Ps.  61,033  Ps.   16,789   TOTAL LIABILITIES & EQUITY                   Ps. 61,033 Ps.      16,789
========================================================  ========================================================================


Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended September 30, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of September 30, 2003

                                    -------------------------- -------------------- --------------- --------------------
                                           Consolidated         Mexican             Central AmericanColombian
                                                                Operations             Operations    Operations
                                    ----------------------------------------------- ------------------------------------
                                                       % VAR               %Total          %Total               %Total
                                        2003    2002                 2003  Revenues  2003  Revenues       2003  Revenues
----------------------------------- -------------------------- -------------------- --------------- --------------------
Sales volume (millions unit cases)     453.0   157.7    187.3       256.2            26.9                 41.6
Average unit price per case            23.11   29.07    (20.5)      26.27           28.66                19.25
----------------------------------- -------------------------- -------------------- --------------- --------------------
Net revenues                        10,466.2 4,580.2    128.5     6,729.3           769.8                801.7
Other operating revenues                23.9    45.7    (47.7)       65.4            (3.4)                 0.0
----------------------------------- -------------------------- -------------------- --------------- --------------------
Total revenues                      10,490.1 4,625.9    126.8     6,794.7    100.0  766.4    100.0       801.7    100.0
Cost of sales                        5,346.0 2,132.9    150.6     3,196.4     47.0  383.4     50.0       426.7     53.2
----------------------------------- -------------------------- -------------------- --------------- --------------------
Gross profit                         5,144.1 2,493.0    106.3     3,598.3     53.0  383.0     50.0       375.0     46.8
----------------------------------- -------------------------- -------------------- --------------- --------------------
                     Administrative
                      expenses         708.9   371.2     91.0       467.7      6.9   46.6      6.1        71.7      8.9
                     Selling
                      expenses       2,741.8   964.8    184.2     1,611.8     23.7  271.8     35.5       235.7     29.4
----------------------------------- -------------------------- -------------------- --------------- --------------------
Operating expenses                   3,450.7 1,336.0    158.3     2,079.5     30.6  318.4     41.5       307.4     38.3
----------------------------------- -------------------------- -------------------- --------------- --------------------
Goodwill amortization                            5.1   (100.0)          -        -      -        -           -        -
----------------------------------- -------------------------- -------------------- --------------- --------------------
Operating income                     1,693.4 1,151.9     47.0     1,518.8     22.4   64.5      8.4        67.6      8.4
----------------------------------- -------------------------- -------------------- --------------- --------------------
                     Interest
                      expense          664.1    85.1    680.4
                     Interest
                      income            80.5    64.3     25.2
                     Interest
                      expense, net     583.6    20.9  2,692.4
                     Foreign
                      exchange loss
                      (gain)           736.4    32.1  2,194.2
                     Loss (gain) on
                      monetary
                      position        (409.1)   40.9 (1,100.4)
----------------------------------- --------------------------
Integral cost of financing             910.9    93.9    870.1
Other (income) expenses, net            18.5    18.1      2.1
----------------------------------- --------------------------
Income before taxes                    764.0 1,039.9    (26.5)
Taxes                                  256.6   376.2    (31.8)
----------------------------------- --------------------------
Goodwill Impairment                        -  (446.6)    NA
----------------------------------- --------------------------
Consolidated net income                507.4   217.1    133.7
----------------------------------- --------------------------
Majority net income                    499.1   217.1    129.9
                                    -----------------
Minority net income                      8.3       -      N.A.
----------------------------------- -------------------------- -------------------- --------------- --------------------
Non-cash items (2)                     620.1   267.2    132.1       344.6      5.1   64.9      8.5        85.6     10.7
----------------------------------- -------------------------- -------------------- --------------- --------------------

(1)  Except volume and average price per unit case figures.

(2) Depreciation, amortization,returnable bottle breakage and other non-cash items related to working capital




Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended September 30, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of September 30, 2003

                                               --------------- -------------------- ------------------------------------
                                                 Venezuelan    Brazilian                    Argentine Operations
                                                  Operations    Operations
                                               ------------------------------------ ------------------------------------
                                                      %Total               %Total         *%Total         %Total  % VAR
                                                2003  Revenues       2003  Revenues  2003  Revenues 2002  Revenues
---------------------------------------------- --------------- -------------------- ------------------------------------
Sales volume (millions unit cases)              39.7                 60.0            28.6           27.1            5.5
Average unit price per case                    20.64                15.20           15.18          13.98            8.7
---------------------------------------------- --------------- -------------------- ------------------------------------
Net revenues                                   819.2                911.6           434.7          379.3           14.6
Other operating revenues                         0.0                  4.3            22.2           22.8           (2.6)
---------------------------------------------- --------------- -------------------- ------------------------------------
Total revenues                                 819.2    100.0       916.0    100.0  456.9    100.0 402.1    100.0  13.6
Cost of sales                                  488.2     59.6       588.4     64.2  286.5     62.7 263.9     65.6   8.6
---------------------------------------------- --------------- -------------------- ------------------------------------
Gross profit                                   331.0     40.4       327.6     35.8  170.4     37.3 138.2     34.4  23.3
---------------------------------------------- --------------- -------------------- ------------------------------------
  Administrative expenses                       37.3      4.6        63.6      6.9   21.9      4.8  27.4      6.8 (20.1)
  Selling expenses                             273.3     33.4       245.2     26.8  104.4     22.9 100.7     25.0   3.7
---------------------------------------------- --------------- -------------------- ------------------------------------
Operating expenses                             310.7     37.9       308.8     33.7  126.3     27.6 128.1     31.9  (1.4)
---------------------------------------------- --------------- -------------------- ------------------------------------
Goodwill amortization                              -        -           -        -      -        -     -        -
---------------------------------------------- --------------- -------------------- ------------------------------------
Operating income                                20.3      2.5        18.8      2.1   44.1      9.7  10.1      2.5 336.6
---------------------------------------------- --------------- -------------------- ------------------------------------
Non-cash items (2)                              65.0      7.9        21.9      2.4   38.0      8.3  61.4     15.3 (38.2)
---------------------------------------------- --------------- -------------------- ------------------------------------

(1) Except volume and average price per unit case figures.
(2) Depreciation, amortization,returnable bottle breakage and other non-cash items related to working capital



Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the nine months ended September  30, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of September 30, 2003

                                 --------------------------- -------------------- ----------------- --------------------
                                         Consolidated         Mexican             Central American  Colombian
                                                              Operations              Operations     Operations
                                 ------------------------------------------------ --------------------------------------
                                                     % VAR               %Total            %Total               %Total
                                     2003     2002                 2003  Revenues    2003  Revenues       2003  Revenues
-------------------------------- --------------------------- -------------------- ----------------- --------------------
Sales Volume(millions unit
 cases)                             968.8    455.3    112.8       605.5              43.6                 69.0
Average unit price per case         24.28    29.69    (18.2)      27.66             29.14                19.30
-------------------------------- --------------------------- -----------          --------          -----------
Net revenues                     23,525.4 13,519.3     74.0    16,748.8           1,271.7              1,332.3
Other operating revenues            134.6    111.8     20.4       115.5               5.8                 (0.0)
-------------------------------- --------------------------- -------------------- ----------------- --------------------
Total revenues                   23,660.0 13,631.1     73.6    16,864.3    100.0  1,277.4    100.0     1,332.3    100.0
Cost of sales                    11,880.4  6,283.2     89.1     7,862.7     46.6    648.8     50.8       715.4     53.7
-------------------------------- --------------------------- -------------------- ----------------- --------------------
Gross profit                     11,779.6  7,347.9     60.3     9,001.6     53.4    628.6     49.2       616.9     46.3
-------------------------------- --------------------------- -------------------- ----------------- --------------------
 Administrative expenses          1,590.8  1,068.6     48.9     1,130.4      6.7     78.8      6.2       120.7      9.1
 Selling expenses                 5,725.3  2,898.2     97.5     3,754.7     22.3    444.4     34.8       374.8     28.1
-------------------------------- --------------------------- -------------------- ----------------- --------------------
Operating expenses                7,316.1  3,966.8     84.4     4,885.1     29.0    523.1     41.0       495.4     37.2
-------------------------------- --------------------------- -------------------- ----------------- --------------------
Goodwill amortization                   -     34.5   (100.0)          -        -        -        -           -        -
-------------------------------- --------------------------- -------------------- ----------------- --------------------
Operating income                  4,463.6  3,346.6     33.4     4,116.5     24.4    105.5      8.3       121.4      9.1
-------------------------------- --------------------------- -------------------- ----------------- --------------------
 Interest expense                 1,140.3    247.0    361.7
 Interest income                    206.9    187.2     10.5
 Interest expense, net              933.4     59.8  1,460.9
 Foreign exchange loss (gain)     1,683.0   (186.9)(1,000.5)
 Loss (gain) on monetary
  position                         (409.6)  (419.1)    (2.3)
-------------------------------- ---------------------------
Integral cost of financing        2,206.8   (546.2)  (504.0)
Other (income) expenses, net        119.8     83.4     43.6
-------------------------------- ---------------------------
Income before taxes               2,136.9  3,809.4    (43.9)
Taxes                               783.9  1,507.1    (48.0)
-------------------------------- ---------------------------
Goodwill Impairment                     -   (446.6)    NA
-------------------------------- ---------------------------
Consolidated net income           1,353.0  1,855.7    (27.1)
-------------------------------- ---------------------------
Majority net income               1,338.0  1,855.7    (27.9)
Minority net income                  15.0        -        -
-------------------------------- --------------------------- -------------------- ----------------- --------------------
Non-cash items (2)                1,284.4    812.1     58.2       766.0      4.5    110.1      8.6       139.9     10.5
-------------------------------- --------------------------- -------------------- ----------------- --------------------

(1)  Except volume and average price per unit case figures.

(2) Depreciation, amortization,returnable bottle breakage and other non-cash items related to working capital



Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the nine months ended September  30, 2003 and 2002
Expressed in million of mexican pesos(1) with purchasing power as of September 30, 2003

                                        ----------------- -------------------- -----------------------------------------
                                           Venezuelan     Brazilian                      Argentine Operations
                                            Operations     Operations
                                        -------------------------------------- -----------------------------------------
                                                 %Total               %Total            %Total           %Total   % VAR
                                           2003  Revenues       2003  Revenues    2003  Revenues   2002  Revenues
--------------------------------------- ----------------- -------------------- -----------------------------------------
Sales Volume(millions unit cases)          64.3                 99.1              87.3             79.8             9.5
Average unit price per case               21.11                15.20             15.00            14.57             3.0
--------------------------------------- --------          -----------          --------         --------         -------
Net revenues                            1,357.3              1,505.7           1,309.7          1,162.2            12.7
Other operating revenues                   (0.0)                 6.9              71.1             56.3            26.3
--------------------------------------- ----------------- -------------------- -----------------------------------------
Total revenues                          1,357.3    100.0     1,512.6    100.0  1,380.8    100.0 1,218.5    100.0   13.3
Cost of sales                             794.0     58.5       993.5     65.7    889.6     64.4   799.9     65.6   11.2
--------------------------------------- ----------------- -------------------- -----------------------------------------
Gross profit                              563.2     41.5       519.2     34.3    491.2     35.6   418.6     34.4   17.3
--------------------------------------- ----------------- -------------------- -----------------------------------------
  Administrative expenses                  74.8      5.5       109.2      7.2     76.9      5.6    83.7      6.9   (8.1)
  Selling expenses                        437.3     32.2       398.4     26.3    315.8     22.9   307.8     25.3    2.6
--------------------------------------- ----------------- -------------------- -----------------------------------------
Operating expenses                        512.1     37.7       507.6     33.6    392.7     28.4   391.5     32.1    0.3
--------------------------------------- ----------------- -------------------- -----------------------------------------
Goodwill amortization                         -        -           -        -        -        -     9.3      0.8 (100.0)
--------------------------------------- ----------------- -------------------- -----------------------------------------
Operating income                           51.1      3.8        11.5      0.8     98.5      7.1    17.8      1.5  453.4
--------------------------------------- ----------------- -------------------- -----------------------------------------
Non-cash items (2)                        109.0      8.0        35.7      2.4    123.8      9.0   175.4     14.4  (29.4)
--------------------------------------- ----------------- -------------------- -----------------------------------------

(1) Except volume and average price per unit case figures.
(2) Depreciation, amortization,returnable bottle breakage and other non-cash items related to working capital


                  SELECTED INFORMATION

For the three months ended September 30, 2003

Expressed in million Mexican pesos as of September 30, 2003

              ---------------------
                3Q 2002
-----------------------------------
Capex                        284.3
-----------------------------------
Depreciation                 124.3
-----------------------------------
Amortization & Others        142.9
-----------------------------------

            3Q 2003
-------------------------------
Capex                    868.1
-------------------------------
Depreciation             314.5
-------------------------------
Amortization & Others    305.6
-------------------------------


VOLUME (MUC)
Expressed in million unit cases

                   ----------------------------------------------------------------- -----------------------------------
                                                3Q 2002                                            3Q 2003
                   ----------------------------------------------------------------- -----------------------------------
                           Colas           Flavors    Water     Beer    OthersTotal  Colas FlavorsWaterBeer OthersTotal
------------------------------------------------------------------------------------ -----------------------------------
Mexico (1)                        152.0         42.9    51.9          -   4.8 251.6  154.1   48.6 52.2    -   1.3 256.2
Central America                    17.0          5.8     1.0          -   0.8  24.6   18.8    6.5  1.1    -   0.5  26.9
Colombia                           27.2          9.9     8.1          -   0.2  45.4   25.3    9.9  6.4    -     -  41.6
Venezuela                          23.2         15.7     5.0        0.7   2.5  47.1   21.8   12.2  3.6    -   2.1  39.7
Brazil                             34.6         18.1     3.3       13.7   0.3  70.0   32.2   13.5  2.3 11.6   0.4  60.0
Argentina                          19.3          7.4     0.3          -   0.1  27.1   20.9    7.4  0.2    -   0.1  28.6
------------------------------------------------------------------------------------ -----------------------------------
Total                             273.3         99.8    69.6       14.4   8.7 465.8  273.1   98.1 65.8 11.6   4.4 453.0
------------------------------------------------------------------------------------ -----------------------------------
(1) Water volume in 3Q 2003, includes 3.1 MUC of Ciel 5.0 Lt presentation


PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

              ------------------------------------------
                               3Q 2002
              ------------------------------------------
                 Ret      Non-Ret   Fountain     Jug
--------------------------------------------------------
Mexico             28.8       53.1        1.2      16.8
Central
 America           51.7       42.0        6.3         -
Colombia           54.0       34.9        3.0       8.1
Venezuela          35.8       55.4        3.0       5.8
Brazil             12.2       83.7        4.2         -
Argentina          19.1       75.8        5.1         -
--------------------------------------------------------

                  SELECTED INFORMATION

For the nine months ended September 30, 2003

Expressed in million Mexican pesos as of September 30, 2003

              --------------------
                9M 2002
----------------------------------
Capex                       811.4
----------------------------------
Depreciation                433.3
----------------------------------
Amortization & Others       378.8
----------------------------------



                      9 M 2003
-------------------------------
Capex                  1,675.4
-------------------------------
Depreciation             681.1
-------------------------------
Amortization & Others    603.3
-------------------------------

VOLUME (MUC)
Expressed in million unit cases

                          ------------------------------------------------------- --------------------------------------
                                                                         9M 2002                               9 M 2003
                          ------------------------------------------------------- --------------------------------------
                                Colas       Flavors  Water   Beer  Others Total   Colas FlavorsWater Beer Others Total
--------------------------------------------------------------------------------- --------------------------------------
Mexico (1)                            445.7   123.7   156.4      -  11.4   737.2  446.5  141.2 165.6    -   4.5   757.8
Central America                        50.6    17.1     2.9      -   2.0    72.6   53.7   19.4   3.3    -   1.5    77.9
Colombia                               79.4    29.3    24.5      -   0.5   133.7   77.6   28.6  20.2    -   0.3   126.7
Venezuela                              61.5    44.1    13.9    2.1   7.2   128.8   61.0   31.1   8.9    -   5.7   106.7
Brazil                                105.3    60.7    11.6   41.2   0.9   219.7   99.7   45.6   7.5 33.8   1.2   187.8
Argentina                              53.4    25.4     0.6      -   0.4    79.8   62.7   23.5   0.9    -   0.2    87.3
--------------------------------------------------------------------------------- --------------------------------------
Total                                 795.9   300.3   209.9   43.3  22.4 1,371.8  801.2  289.4 206.4 33.8  13.4 1,344.2
--------------------------------------------------------------------------------- --------------------------------------
(1) Water volume in the nine months 2003, includes 9.3 MUC of Ciel 5.0 Lt presentation

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

              ------------------------------------------
                               3Q 2002
              ------------------------------------------
                 Ret      Non-Ret   Fountain     Jug
--------------------------------------------------------
Mexico             28.8       53.1        1.2      16.8
Central
 America           51.7       42.0        6.3         -
Colombia           54.0       34.9        3.0       8.1
Venezuela          35.8       55.4        3.0       5.8
Brazil             12.2       83.7        4.2         -
Argentina          19.1       75.8        5.1         -
--------------------------------------------------------



                                 9 M 2003
------------------------------------------
   Ret     Non-Ret   Fountain     Jug
------------------------------------------
     27.7      54.5       1.3        16.5
     52.1      42.3       5.6           -
     54.0      35.8       3.0         7.2
     36.2      57.2       2.7         3.9
     11.7      84.2       4.1           -
     24.2      71.9       3.9           -
------------------------------------------




                                 September 2003
                            Macroeconomic Information

                   ----------------------------------------------------  ------------------------------
                       Inflation                                             Foreign Exchange Rate
                          LTM              YTD             3Q 2003             (Per US Dollar) *
                   ----------------------------------------------------  ------------------------------

-----------------  ----------------------------------------------------  ------------------------------
     Mexico                    4.04%             2.30%            1.04%                        10.9900
    Colombia                   6.88%             5.42%            0.38%                     2,889.3900
    Venezuela                 26.58%            20.61%            4.57%                     1,853.0000
     Brazil                   17.79%             9.15%            1.22%                         2.9234
    Argentina                  3.35%             2.32%            0.50%                         2.9150
-----------------  ----------------------------------------------------  ------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                                       By: /s/ Federico Reyes
                                       ----------------------------
                                       Federico Reyes
                                       Chief Financial Officer


Date:  October 23, 2003